UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Goalspriing, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    November 17, 2014

Physical address of issuer
45 4th Avenue, Brooklyn, NY 11217

Website of issuer
http://www.goalspriing.com/

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
N/A

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
December 15, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$8,734	$15,470
Cash & Cash Equivalents	$8,734	$15,470
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$34,798	$42,230
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$8,516	$5,328

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
October 16, 2017

Goalspriing, LLC



Up to $1,070,000 of Crowd Notes

Goalspriing, LLC (the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 15, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by December 15, 2017, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 15, 2017, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's

management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: http://www.goalspriing.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES

Updates on the status of this Offering may be found at: https://www.seedinvest.com/goalspriing/seed

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Goalspriing, LLC (the "Company") is a Delaware Limited Liability Company, formed on November 17, 2014. The Company was formerly known as Choose Your Coach, LLC.

The Company is located at 45 4th Avenue, Brooklyn, NY 11217.

The Company's website is http://www.goalspriing.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/goalspriing/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business

The Offering

Minimum amount of Crowd Notes being offered	$25,000
Maximum amount of Crowd Notes being offered	$1,070,000
Minimum investment amount per investor	$500
Offering deadline	December 15, 2017
Use of proceeds	See the description of the use of proceeds on pages 11-12 hereof.
Voting Rights	See the description of the voting rights on pages 10, 14, 16-18 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of our services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and may have superior expertise in research and development and

marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. Goalspriing's expenses will significantly increase as they seek to execute their business model. The company will be ramping up cash burn to promote revenue growth, pay staff, add new hires, and further develop the technology after the raise. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance.

Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.
It may prove difficult for Goalspriing to dramatically increase the number of customers that they serve or to establish itself as a well-known brand in the competitive HR/benefits tech space. Additionally, the product may be in a market where customers will not have brand loyalty. While the Company has achieved sales traction since the 2016 product launch, they have a relatively new operating history and limited revenue visibility. Goalspriing's success is dependent on companies' adoption of a new form of learning and development to their HR/benefits toolkit as well as employees' adoption/reception of coaching sessions. Novelty of the product can cause slower customer adoption which can delay scaling or deployment into larger enterprise clients which typically have long sales cycles

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances.
These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares),the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a $5 million valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5 million valuation cap, so you should not view the $5 million as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note.
The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.
By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights.
The Company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement, which limits your voting rights.
As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

BUSINESS

Description of the Business

Goalspriing is reinventing coaching for the modern workforce to help people and companies reach their full potential. Companies receive custom programs based on their culture and strategic objectives. Programs are evidence-based and tailored to employees at all levels.

'Coaching for Everyone' is a blue ocean strategy and we believe we are uniquely positioned to create and to lead this space.

Business Plan
Goalspriing provides tailored coaching programs to companies based on their own culture and strategic objectives, broken down by cohort. Their data seamlessly integrates with the datasets used by each company's HR Platform in order to create optimal matches and productive sessions. The coaches are university certified and available to meet flexibly via phone, video conferencing, and messaging. Coaching is done at tiered pricing and includes sessions with unlimited messaging follow up. Goalspriing's objective is to ensure employee engagement and reduce turnover using goal-directed methodologies commonly found in sports training. Currently, with the short-term cohort model we charge $95 per 45-minute session delivered with about 15-25 people on average in each cohort. We are transitioning to a recurring subscription pricing model and moving companies to this model now. With this new model, it is based on a per user per year subscription that is based on number of sessions. We are also introducing a conversational interface/messaging and becoming more digital as we scale the business as we build out monetizable tech and group coaching tools (one to many approach) to improve margins, eventually targeting a 70% gross margin from our current 65/35 split to coaches

The Company's Products and/or Services

Product / Service	Description	Current Market
Employee Coaching	Goalspriing is reinventing coaching	People-first companies, purchasing

	for the modern workforce to help people and companies reach their full potential. Companies receive custom programs based on their culture and strategic objectives. Programs are evidence-based and tailored to employees at all levels.	sessions for their employees.

We have no new products in development.

Goalspriing built its own technology platform to power a new coaching delivery model. We provide companies with a branded site where employees share their goals and are matched with university certified coaches. Goals are customized and are weighted and powered by a sophisticated algorithm which recommends employee-to-coach matches. Employees schedule their sessions online and can complete them anywhere and anytime by phone, video conference and unlimited messaging.

Competition
Goalspriing faces competition from other companies in the learning and development space. Existing companies that engage in the space could introduce new or enhance existing products. If Goalspriing is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact Goalspriing's growth. In particular, Goalspriing faces competition from various spaces, including but not limited to: personal and professional development companies such as BetterUp, Everwise, and ReBoot; performance management companies such as Reflektive, Zugata, and BetterWorks; employee engagement platforms such as Culture Amp, CultureIQ, and TINYpulse.

Customer Base

Our current customers are primarily VC backed tech companies. We are largely targeting 3-5 year old start-ups and tech companies that are privately held and venture-backed. Goalspriing is industry agnostic with different types of companies currently using our services.

Intellectual Property
The Company is dependent on the following intellectual property: Not Applicable

Litigation
None

Other
The Company's principal address is 45 4th Avenue, Brooklyn, NY 11217

The Company has the following additional addresses: 29 Ellison Avenue, Westbury, NY 11590

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	47.50%	$11,875	8.43%	$90,250
Research and Development	13.12%	$3,281	22.89%	$244,938

Future Wages	26.25%	$6,563	45.78%	$489,875
Client Acquisition	13.12%	$3,281	22.89%	$244,938
Total	**100%**	**$25,000**	**100%**	**$1,070,001**

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Matthew Laffer

All positions and offices held with the Company and date such position(s) was held with start and ending dates
- CEO & Founder, November 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Goalspriing, CEO & Founder, November 2014 - Present - Present leads the strategy of the Company and meets the needs of employees, customers, investors and communities served.
- GlobalFit, EVP Sales and Strategic Partnerships, July 1999 - July 2013 - managed and directed GlobalFit's corporate sales departments: Sponsor Development and Provider Development. Matthew played a critical role in orchestrating and implementing GlobalFit's expansion from a Philadelphia-area company to a national corporation. He also worked with the International Health, Racquet & Sportsclub Association (IHRSA) to advocate for health promotion legislation.

Matthew is a serial entrepreneur with a track record of building great companies that contribute to healthy living and to quality of life. Goalspriing is Matthew's third employee benefits company and takes aim at revolutionizing the personal development and executive coaching industry. His first two companies helped to jump-start a wellness revolution by providing convenient and affordable access to fitness memberships and healthy living benefits to thousands of businesses and millions of employees. He was an entrepreneur at GlobalFit, a leading provider of fitness and wellness programs to corporations in America. Among its many awards, GlobalFit was designated "Healthiest Place to Work" by Business Journal, won top honors by Inc. Magazine, and was inducted into the Philadelphia Business Hall of Fame. Prior to co-founding GlobalFit, Matthew was the Founder & CEO of Fitness Group, a marketplace company created to provide easy and affordable access to healthy living.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
David Reed

All positions and offices held with the Company and date such position(s) was held with start and ending dates
- Chief Technology Officer, 2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Goalspriing, CTO & Founder, 2015- Pressent - serves as the Company's top technology architect and aligns product architecture with business strategy.
- Digital Resources, Inc., President, 1980 – Present -

David has extensive experience in computer science and in the application of information technologies. In 1980, he founded Digital Resources, Inc., a software solutions firm specializing in enterprise-level automation and information management. David also taught computer science and engineering at the graduate and undergraduate levels.

Name
Matthew Laffer

All positions and offices held with the Company and date such position(s) was held with start and ending dates
- CEO & Founder, November 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Goalspriing, CEO & Founder, November 2014 - Present leads the strategy of the Company and meets the needs of employees, customers, investors and communities served.
- GlobalFit, EVP Sales and Strategic Partnerships, July 1999 - July 2013 - managed and directed GlobalFit's corporate sales departments: Sponsor Development and Provider Development. Matthew played a critical role in orchestrating and implementing GlobalFit's expansion from a Philadelphia-area company to a national corporation. He also worked with the International

Matthew is a serial entrepreneur with a track record of building great companies that contribute to healthy living and to quality of life. Goalspriing is Matthew's third employee benefits company and takes aim at revolutionizing the personal development and executive coaching industry. His first two companies helped to jump-start a wellness revolution by providing convenient and affordable access to fitness memberships and healthy living benefits to thousands of businesses and millions of employees. He was an entrepreneur at GlobalFit, a leading provider of fitness and wellness programs to corporations in America. Among its many awards, GlobalFit was designated "Healthiest Place to Work" by Business Journal, won top honors by Inc. Magazine, and was inducted into the Philadelphia Business Hall of Fame. Prior to co-founding GlobalFit, Matthew was the Founder & CEO of Fitness Group, a marketplace company created to provide easy and affordable access to healthy living.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Convertible Notes
Amount outstanding	50,000

Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Friends and Family
Amount outstanding	$50,000
Interest rate and payment schedule	6%
Other material terms	20% discount

Ownership
A majority of the Company is owned by Matthew Laffer, who currently owns 83.75% of the Company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Matthew Laffer	83.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
We generate substantially all of our revenue from providing coaching services to business leaders, and others, through its network of university trained specialists. For the year ended December 31, 2015, we recorded revenue of $42,230, and net income of $5,328. For the year ended December 31, 2016, we recorded revenue of $34,798, and net loss of $8,516. The reason behind this decrease is that we did not significantly increase customer base and focused on learning how to optimize their experiences and optimize our platform to create the best product (rather than on scale or reaching more people this year). Our current traction is based primarily on word of mouth, and minimal sales have been based on marketing efforts.

Our primary expenses are salaries to coaches. Currently, 65% of sales go to them for 45-min sessions and messaging. We anticipate that Goalspriing's expenses will significantly increase as we seek to execute our business model, as the Company will will be ramping up cash burn to promote revenue growth, pay staff, add new hires, further develop the tech, and etc. after the raise.

Liquidity and Capital Resources
The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. The Company is planning on filing securities offerings under Regulation CF to address liquidity issues.

We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we had $6,700 in cash on hand as of September 19, 2017 which will be augmented by the Offering proceeds and used to execute our business strategy.

No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company does not currently have additional sources of capital.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value – The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value – This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach – This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1,000,000).

Once a "qualified equity financing" occurs, the notes may be converted thereafter.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing; or
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 6% compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000. Additionally, we have set a minimum Closing Amount of $250,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,070,000 from investors through Regulation Crowdfunding before the deadline of December 15, 2017.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The notes in the Regulation D offering convert under similar terms, however if there is a qualified equity financing, notes held by those investors will convert at that time into preferred shares and if there is a corporate transaction these investors will receive payment of twice the amount they invested. In the future, Regulation D investors may be entitled to greater voting and inspection rights than investors in this Offering.

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than non-major investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.
- In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not applicable

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company
How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;

- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. The Company becomes a fully-reporting registrant with the SEC
2. The Company has filed at least one annual report, but has no more than 300 shareholders of record
3. The Company has filed at least three annual reports, and has no more than $10 million in assets
4. The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the Securities Act
6. The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its Securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Matthew Laffer
(Signature)

Matthew Laffer
(Name)

CEO & Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/David Reed
(Signature)

David Reed
(Name)

Chief Technology Officer
(Title)

10/15/17
(Date)

/s/Matthew Laffer
(Signature)

Matthew Laffer
(Name)

CEO & Founder
(Title)

10/15/17
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

GOALSPRIING, LLC

Unaudited Financial Statements For The Years Ended December 31, 2016, and 2015

September 22, 2017



Independent Accountant's Review Report

To Management
Goalspriing, LLC
Wilmington, DE

We have reviewed the accompanying balance sheet of Goalspriing, LLC as of December 31, 2016, and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 22, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

GOALSPRIING, LLC
BALANCE SHEET
DECEMBER 31, 2016 AND 2015

		2016		2015
ASSETS				
CURRENT ASSETS				
Cash	$	8,734	$	15,470
TOTAL CURRENT ASSETS		8,734		15,470
TOTAL ASSETS	$	8,734	$	15,470
LIABILITIES AND MEMBERS' EQUITY				
MEMBERS' EQUITY				
Contributed Capital		12,012		10,232
Retained Earnings (Deficit)		(3,278)		5,238
TOTAL MEMBERS' EQUITY		8,734		15,470
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	8,734	$	15,470

Unaudited- See accompanying notes.

GOALSPRIING, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
_____

	2016	2015
Operating Income		
Sales	$ 34,798	$ 42,230
Operating Expense		
General & Adminstrative	29,814	36,902
Member Salaries	13,500	-
	43,314	36,902
Net Income from Operations	(8,516)	5,328
Net Income	$ (8,516)	$ 5,328

GOALSPRIING, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

		2016		2015
Cash Flows From Operating Activities				
Net Income (Loss) For The Period	$	(8,516)	$	5,328
Net Cash Flows From Operating Activities		(8,516)		5,328
Cash Flows From Financing Activities				
Change in Contributed Capital		1,780		10,142
Net Cash Flows From Investing Activities		1,780		10,142
Cash at Beginning of Period		15,470		-
Net Increase (Decrease) In Cash		(6,736)		15,470
Cash at End of Period	$	8,734	$	15,470

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Goalspriing, LLC ("the Company") is a limited liability company organized under the laws of the States of Delaware, and New York. The Company provides coaching services to business leaders, and others, through its network of university trained specialists. Prior to 2016, the Company was known as "Choose Your Coach, LLC."

The Company will conduct an equity crowdfund offering during the third and fourth quarter of calendar year 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, and in the States of Delaware, and New York. The Company has elected partnership treatment for federal income tax purposes. All items of income and expense are passed to the members of the Company and reported on their individual returns. The Company's federal tax filings for 2014, 2015, and 2016, will remain subject to review by the Internal Revenue Service until 2018, 2019, and 2020, respectively.

The Company's tax filings in the State of New York will be subject to review by that State for three years from the original filing date.

The Company's annual reports to the State of Delaware will be subject to review by that State for three years from the original filing date.

NOTE D- LLC MEMBER LIABILITY

Goalspriing, LLC is a limited liability company. As such, the financial liability of members of the Company who are not also managers is limited to each member's contribution of capital.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 22, 2017, the date that the financial statements were available to be issued.

EXHIBIT C
PDF of SI Website



Goalspriing

Reinventing coaching for the modern workforce. Edit Profile

$500	$5,000,000	Crowd Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Goalspriing is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Goalspriing without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Annual Cost Of Disengaged Employees (U.S.)
$550 Billion

Organizational Spend On Learning & Development (U.S.)
$164 Billion

> Customers include Warby Parker, Kickstarter, Flatiron Health, Shapeways, Omaze, et al.

> Founder is 3x entrepreneur with a track record of selling employee benefits to enterprise customers

> Studies indicate that coaching enhances goal achievement, resilience, and engagement

> Employers receive tailored coaching programs based on their culture and strategic objectives.

> Round Size: US $1,250,000

> Raise Description: Seed

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note

> Valuation Cap: US $5,000,000

> Target Minimum Raise Amount: US $250,000

> Offering Type: Side by Side Offering

DATA ROOM


Goalspriing is reinventing coaching for the modern workforce to help people and companies reach their full potential. Companies receive custom programs based on their culture and strategic objectives. Programs are evidence-based and tailored to employees at all levels.

'Coaching for Everyone' is a blue ocean strategy and we believe we are uniquely positioned to create and to lead this space.

Pitch Deck



Product & Service

Goalspriing built its own technology platform to power an entirely new coaching delivery model. We provide companies with a branded site where employees share their goals and are matched exclusively with university certified coaches. Goals are customized and are weighted and powered by a sophisticated algorithm which recommends employee-to-coach matches. Employees schedule their sessions online and can complete them anywhere and anytime by phone, video conference, and unlimited messaging.

We generate revenues by selling subscriptions to companies, establishing predictable, recurring revenue.

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Team Story



Goals...ng is a team of coaches, ent...essors, professors, poets, and explorers. We are committed to making coaching affordable and convenient for everyone and to building a socially responsible business that improves the lives of people all over the world.

We believe everyone should have the opportunity to work with a coach. We also believe everyone should have the opportunity to invest in well-vetted startups. Partnering with SeedInvest to raise our seed round is a natural fit. We would love to extend an invitation to all to get in on the ground floor and to join us on our journey.

Founders and Officers



Matthew Laffer
FOUNDER & CHIEF EXECUTIVE OFFICER

Matthew is a serial entrepreneur with a successful track record of building great companies that contribute to healthy living and to quality of life. Goalspriing is Matthew's third employee benefits company and takes aim at revolutionizing the personal development and executive coaching industry.

His first two companies helped to jump-start a wellness revolution by providing convenient and affordable access to fitness memberships and healthy living benefits to thousands of businesses and millions of employees. As an entrepreneur at GlobalFit, a leading provider of fitness and wellness programs to corporations in America. Among its many awards, GlobalFit was designated "Healthiest Place to Work" by Business Journal, won top honors by Inc. Magazine, and was inducted into the Philadelphia Business Hall of Fame. Prior to co-founding GlobalFit, Matthew was the Founder & CEO of Fitness Group, a marketplace company created to provide easy and affordable access to healthy living.



David Reed
CHIEF TECHNOLOGY OFFICER

David has extensive experience in computer science and in the application of information technologies. In 1980, he founded Digital Resources, Inc., a software solutions firm specializing in enterprise-level automation and information management. David also taught computer science and engineering at the graduate and undergraduate levels.

Key Team Members


DATA ROOM





Van Nguyen
Product Advisor



Beatrice Leon
Coach

Notable Advisors & Investors



David Matthew Prior
Advisor, a pioneer of the coaching industry; teaches coaching at Columbia University



Pauline Fatien Diochon
Advisor, Coaching researcher; founded a graduate-level, executive coaching program





David Olk

Advisor, Co-Founder & CEO, Voray; Co-Founder & Board Member, ShopKeep; Mentor, Techstars

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Q&A with the Founder

Q: What do learning and development programs look like with some of your main customers?

Goalspriing: Warby Parker (our first customer) has done several pilots with multiple cohorts in 3-4 month phases. They are primarily looking to coach junior employees in their mid-20s across all functions. Kickstarter is interested in supporting employees through the performance review process. They have also used Goalspriing in several different cohorts in a range of functions and seniority levels. Flatiron Health is looking to double headcount and has been using Goalspriing with managers who have been with the company for longer than a year and have three or more direct reports in management training program.

Q: How do you customize a L&D program with each corporate customer?

Goalspriing: Our framework and models are flexible while tailored to objectives, type of employees, and are adaptable to different scenarios. The onboarding web experience and coaching perspective doesn't require much adjustment and it only takes 2-3 days to onboard. The longest lead time is in our initial introduction to the company where we are learning and understanding the company's culture, extracting raw data, needs, etc. Our platform is goal oriented based on science research and sports performance training deployed via our coaching.

Q: Is there any concentration in the customer base?

Goalspriing: No, it is pretty equally distributed now. We are deploying coaching sessions by cohorts of 15-25 people with most of the companies that we are working with based on their strategic goals. We are largely targeting 3-5 year old start-ups and tech companies that are privately held and venture-backed. Goalspriing is industry agnostic with different companies currently using our services. As we are still optimizing product offerings and building out the digital platform, there is not a large pipeline and there is no sales team in place. Other than Warby Parker, all clients have been inbound leads.

Q: What is the business model?

Goalspriing: Currently, with the short-term cohort model we charge $95 per 45-minute session delivered with about 15-25 people on average in each cohort. We are transitioning to a recurring subscription pricing model and moving companies to this model now. With this new model, it is based on a per user per year subscription that is based on number of sessions. We are also introducing a conversational interface/messaging and becoming more digital as we scale the business as we build out monetizable tech and group coaching tools (one to many approach) to improve margins, eventually targeting a 70% gross margin from our current 65/35 split to coaches.

Q: Have you started pushing out the new pricing model?

Goalspriing: We are in discussion with some of current clients to transition to this pricing model. They find value with our coaching and we have collected feedback and data to move forward with this model from surveys and interactions with our clients. The new pricing is still a fraction of market pricing despite the increase and once the employees are onboard/adopted a benefits programs, employers will typically not remove the product from their employees' disposal. We have seen 0% churn from our client base due our delivery of value add to companies and the inherent nature of stickiness in benefits programs.

Q: What are exit expectations?

Goalspriing: We are in this for the long-term, but I do believe we become a strategic acquisition for many companies in the HR-Tech ecosystem. Consolidation in HR-Tech is coming

Q: Why are revenues so volatile in 2016?

Goalspriing: We have not introduced subscriptions and were just starting to sell in 2016. We were focused on pilots that started on and off and were selling short-term contracts to collect data and to expand reporting to companies. This was a learning period where we were landing our first clients and felt we had the luxury to focus on product market fit and trials.

Q: Why are revenues relatively flat this year?

Goalspriing: We did not significantly increase customer base since last year; we have not focused on scale or reaching more people this year, but rather on learning how to optimize their experiences and optimize our platform to create the best product. Also note that our traction is based on minimal sales an marketing efforts, most customers (except for our first customer WarbyParker) have been driven from word of mouth and contacted us.

Q: Can you break out what goes into Cost of Sales?

Goalspriing: Currently, it is just what we pay coaches. 65% of sales go to them for 45-min sessions and messaging.

Q: What is the current Cash and what Liabilities are there?

Goalspriing: Our only debt is a $50,000 Friends & Family convertible note with 6% interest, a 20% discount, and no cap. Other than that, we don't owe any money to anyone. However, we don't have very much money in the bank either. We are a true start-up that is building an empire on passion and grit (and real traction, our product, and domain expertise).

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $1,250,000	US $1,250,000
Minimum investment	$20,000	US $500
Target minimum	US $250,000	US $250,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $5,000,000	US $5,000,000
Interest rate	6.0%	6.0%


Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an Investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an Investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.
CF Offering Cap	Although the Company is offering up to $1,250,000 worth of securities in this round, only up to $1,070,000 of that amount may be raised through Regulation CF.	Although the Company is offering up to $1,250,000 worth of securities in this round, only up to $1,070,000 of that amount may be raised through Regulation CF.
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

If Minimum Amount Is Raised



● Client Acquisition   ● Product Development   ● Staffing

If Maximum Amount Is Raised



● Staffing   ● Product Development   ● Client Acquisition

Investor Perks

- **$500+**: Goalspriing t-shirt.

- **$1,000+**: Goalspriing hoodie.

- **$10,000+:** All of the above, plus four coaching sessions.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached thereto in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

ations

We generate substantially all of our revenue from providing coaching services to business leaders, and others, through its network of university trained specialists. For the year ended December 31, 2015, we recorded revenue of $42,230, and net income of $5,328. For the year ended December 31, 2016, we recorded revenue of $34,798, and net loss of $8,516. The reason behind this decrease is that we did not significantly increase customer base and focused on learning how to optimize their experiences and optimize our platform to create the best product (rather than on scale or reaching more people this year). Our current traction is based primarily on word of mouth, and minimal sales have been based on marketing efforts.

Our primary expenses are salaries to coaches. Currently, 65% of sales go to them for 45-min sessions and messaging. We anticipate that Goalspriing's expenses will significantly increase as we seek to execute our business model, as the Company will will be ramping up cash burn to promote revenue growth, pay staff, add new hires, further develop the tech, and etc. after the raise.

Liquidity and Capital Resources

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. The Company is planning on filing securities offerings under Regulation CF to address liquidity issues.

We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we had $6,700 in cash on hand as of September 19, 2017 which will be augmented by the Offering proceeds and used to execute our business strategy.

No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company does not currently have additional sources of capital.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of the Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value – The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value – This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach – This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Risks and Disclosures

The development and commercialization of our services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and may have superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. Goalspriing's expenses will significantly increase as they seek to execute their business model. The company will be ramping up cash burn to promote revenue growth, pay staff, add new hires, and further develop the technology after the raise. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.

It may prove difficult for Goalspriing to dramatically increase the number of customers that they serve or to establish itself as a well-known brand in the competitive HR/benefits tech space. Additionally, the product may be in a market where customers will not have brand loyalty. While the Company has achieved sales traction since the 2016 product launch, they have a relatively new operating history and limited revenue visibility. Goalspriing's success is dependent on companies' adoption of a new form of learning and development to their HR/benefits toolkit as well as employees' adoption/reception of coaching sessions. Novelty of the product can cause slower customer adoption which can delay scaling or deployment into larger enterprise clients which typically have long sales cycles

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME

> 📁 Pitch Deck and Overview (2 files)

> 📁 Product or Service (8 files)

> 📁 Financials (2 files)

> 📁 Fundraising Round (1 file)

> 📁 Investor Agreements (1 file)

> 📁 Miscellaneous (1 file)

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EXHIBIT D
Investor Deck


Seed Financing Deck
Confidential
goalspriing
Matthew Laffer, CEO

goalspr**ii**ng

This presentation contains offering materials prepared solely by Goalspriing without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Employers are up against an epic problem.

87%

of employees worldwide
are not engaged at work

Gallup

$550B

annual cost of disengaged
employees in the US

Gallup

goalspr**ii**ng

We've developed a solution to make employees more successful and engaged.







2016   0.1 Employee Experience

Coaching works.

Coaching enhances goal achievement, resilience and engagement.


Employee Engagement
120
115
110
105
100
95
Time 1
Time 2
Time 3
Group 1
Group 2

Group 1: Time 1 Begin Coaching, Time 2 (10 Weeks) Complete Coaching
Group 2: Time 1 No Coaching, Time 2 Begin Coaching, Time 3 (10 Weeks) Complete Coaching

The Journal of Positive Psychology Vol. 4, No. 5, September 2009

Coaching deepens connections with self, others and the company.


Societal level
Organization level
Interpersonal level
Intrapersonal level
The World
More acute sense of social meaning
The Company
Increased organizational alignment
The Team
Increased interest in others
Me
Increased self-awareness and confidence

Goalspriing/Warby Parker inductive analysis

Coaching for everyone.

Programs to suit your entire company.

Employee
$195/yr

Includes a strengths assessment, 1 session and unlimited messaging



International Coaching Psychology Review Vol. 8, No. 1 03/13

Manager
$500/yr

Includes a leadership assessment, 4 sessions and unlimited messaging



The Journal of Positive Psychology Vol. 4, No. 5 09/09

Executive
$750/yr

Includes a 360 assessment, 6 sessions and unlimited messaging



The Journal of Positive Psychology Vol. 4, No. 5 09/09

We bootstrapped our way to partnering



WARBY PARKER

Stella SERVICE

shapeways

FLATIRON

KICKSTARTER

eero

Culture Amp

Omaze

1stdibs

IDEO·ORG

SAILTHRU

"We worked closely with the Goalspriing team to craft a coaching program tailored specifically to our people, culture and goals. Goalspriing has been a wonderful addition to our Learning & Development Program at Kickstarter!"



Katie
Knowledge Manager
Kickstarter

The following individual was not compensated in exchange for their testimonial. In addition, their testimonial should not be construed as and/or considered investment advice.

goalspriing

A 10% reduction in regrettable attrition is a $9B TAM.

TOTAL ADDRESSABLE MARKET (U.S.)	
Regrettable Attrition/Year (# people)	32,400,000
Median U.S. Wage	$29,000
Average Cost to Replace Employee (% of Salary)	20%
Annual Cost of Regrettable Attrition ($B)	$188
Est. Reduction in Churn via Coaching	10%
Savings to Companies	$19
TAM for Coaching Vendors (assuming 2x ROI) ($B)	$9

Bureau of Labor Statistics, Social Security Authority, Centre for American Progress

BEACHHEAD MARKET

Top five tech hubs in the U.S.

	SF	NYC	Boston	LA	DC	TOTAL
Private, VC-backed companies in the U.S.	2,697	1,959	520	350	124	24,765

CB Insights


ADOPTION
Mass corporate market
Strategic HR & workforce partners
Chiefly start-up technology
PHASE 3
PHASE 2
PHASE 1
APPLICATION
Engagement strategy
Differentiation & Value-add
Employee benefit

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

goalspr*ii*ng

The market is fragmented without a dominant player.
Compared to the competition, we provide a superior value proposition.

DEEP B2B & DOMAIN EXPERTISE

CONTROL THE PRICE,
BUYING EXPERIENCE & SERVICE DELIVERY

DISRUPTIVE ECONOMICS

This chart reflects management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Disrupting an antiquated industry and enhancing the HR-Tech ecosystem.



Recruit

Applicant tracking systems

Onboard

Initial training, set up, new hire docs, benefits enrollment

Engage

Culture and engagement assessments, social recognition, community

Performance Management

(Measure)

Performance, OKRs, social recognition

(Grow)

Performance, OKRs, social recognition

Coaching

Personal and professional development

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

goalspr*ii*ng

We will begin to scale by selling subscriptions to companies, establishing predictable, recurring revenue.

Year	1	2	3	4
Clients	3,400	18,000	47,100	95,500
Revenue	$760K	$4.4M	$13.9M	$30.9M
Margin	$490K	$3M	$9.5M	$21.1M
Net Income	($770K)	($130K)	$2.4M	$10.6M
Employees	8	22	33	37
Coaches	12	64	167	338

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



We're raising seed funding with three primary goals.

1. Staffing: Build team and accelerate growth

2. Client acquisition: Invest in the sales funnel

3. Develop a digital platform: Scale coaching and create a data set

United States Department of the Treasury 1789

goalspriing

What people are saying.



Kareem Shaya, Senior Front-End Developer
Warby Parker

“I was growing a little bit each day and I began to think of my own growth like compounding interest. Growing a half percent a day adds up pretty quickly. I became a better developer.”



Lise Hutton, Accounting Manager
Flatiron Health

"I found the coaching to be extremely impactful - specifically with helping me be more proactive with the things that are in my control, which has increased my overall job satisfaction."



Ronan Conroy, Global Client Support
SailThru

"Coaching helped me to build better relationships and create a feedback loop to act more quickly and fearlessly."



Sid Orlando, Managing Editor
Kickstarter

“Role playing with my coach was extremely valuable and produced very practical and applicable ways for me to execute my goal.”



Aaron Godfred, VP Partnerships & Content
Omaze

“The investment in time is paying off.
Coaching is helping me to become a better manager and I am developing the tools to deal with a broad set of circumstances.”



Jane Hong, Director, Supply Strategy
1stdibs

“Coaching re-energized me about the work ahead and gave me a new sense of optimism.”

The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

goalspriing

This market is a lot bigger than most people realize.

Development is the top driver of engagement.

Position	Question	Factor
1	Believe this is a great company for their development	LEARNING AND DEVELOPMENT
2	Believe there are good career opportunities for them here	LEARNING AND DEVELOPMENT
3	Have confidence in the leaders	LEADERSHIP
4	See the leaders demonstrate that people are important to the company's success	LEADERSHIP
5	Believe the company allows them to make a positive difference	IMPACT AND HONESTY
6	Feel happy with their current role relative to what was described to them	LEARNING AND DEVELOPMENT
7	Leaders have communicated a vision that motivates them	LEADERSHIP
8	See day-to-day decisions demonstrating that quality and improvement are top priorities	IMPACT AND HONESTY
9	Believe the company is in a position to really succeed over the next three years	LEADERSHIP
10	Experience open and honest two-way communication	IMPACT AND HONESTY

New Tech Benchmark Report

Engagement is important around the world.



Engagement: Percentage of respondents rating this trend "important" or "very important"
Canada 91
US 84
Mexico 80
Brazil 87
Belgium 87
UK 80
Germany 84
France 80
Spain 86
Italy 94
Netherlands 81
South Africa 89
India 83
China 89
Japan 83
Australia 88
Percentages in selected countries
Italy 94
Canada 91
China 89
South Africa 89
Australia 88
Belgium 87
Brazil 87
Spain 86
Germany 84
United States 84
Japan 83
India 83
Netherlands 81
Mexico 80
United Kingdom 80
France 80
Higher percentages
Lower percentages
Percentages by region:
Americas
Europe, Middle East, and Africa
Asia-Pacific
86 North America
85 Latin & South America
79 Nordic countries
85 Western Europe
84 Central & Eastern Europe
80 Middle East
86 Africa
86 Asia
91 Oceania
92 Southeast Asia

Deloitte University Press

goalspriing

To continually enhance the employee experience and develop digital coaching models and tools to scale goal achievement.

CONVERSATIONAL UI & GROUP COACHING TO INCREASE ACCESS, REACH & QUALITY

DIGITAL PLATFORM TO SUPPORT COACHING & HR ENGAGEMENT TRACKING

DATA SCIENCE & ANALYTICS TO CREATE THE BIGGEST & DEEPEST DATA SET ON GOAL ACHIEVEMENT IN THE WORLD

2018 0.2 Scale and Data

EXHIBIT E
Video Transcript

Exhibit E – Video Transcripts

Dave's Story
https://vimeo.com/199929514

I work with customers to figure out what's important to them. I translate the requirements as something that my web development team can understand. Startups move fast and break things, but sometimes it's disruptive when it comes to actual people. I manage a lot of different projects: professional projects, personal projects, and one of the projects I was neglecting was me. When coaching came up as an opportunity at Stella, I had to go for it. One of the most useful things that I learned during my coaching experience was the Warren Buffett prioritization exercise: the whole idea of writing a whole bunch of things on the list, and then writing down a smaller subset of that list, and putting the other list away, and only focusing on the things on that list, and those are the things that really matter. You gave me the opportunity to create space for myself; to create space so I could focus on me and actually get that energy to get to where I need to go.

Diane's Story
https://vimeo.com/199938528

My name is Diane Sudowsky Joseph, and I build, design, and deliver Learning and Development programs for rapid growth tech companies. The accessibility of coaching has historically been very very limited so typically you only saw coaching at the executive or in a more progressive organization, it would be for high performers. Largely that was due to cost. Costs, value proposition, access…. if you got an organization with hundreds of employees how can you possibly provide access to the right types of coaches to the right people logistically, it can get very complicated. Now with organizations like goalspriing that provides a lot of… allows the employee to take a lot of that into their own hands, which takes the burden off of HR programs or whoever is implementing it while still providing that level of one-on-one attention, customized approach, individually serves the goals of the individual, and also ensures a certain caliber of quality in terms of the coaching. That's a really unique offering, and this transcends layers so regardless of the role that you're actually in, everybody needs this and it's something that is very welcome.

Emma's Story
https://vimeo.com/199935180

My name is Emma Leeds, and I am a senior HR business partner at Boxed. What all employees need to be in that dream job and to be fully engaged, it's about having autonomy, being empowered by the people around them. Boxed is my third startup that I've been at; before that I was at a business Business SaaS company and then before that it was a game development company. We did a pilot session for coaching with Goalspriing. We had 10 people who were in a high-potential, high-performing group: they were called the cross-functional leadership team. So we had those ten individuals, who all come from different departments participate in the coaching program, and at that time there were leadership changes happening; they were experiencing various retention problems, and the coaching for different people provided different things, but I think that the beauty of coaching is it provides what you need, and it's very helpful to have someone who is just neutral, who you can talk to in an unfiltered way, and who you can bounce thoughts off of and who provides feedback around how you react to certain things. I just finished our first Management training program, and so the managers had just learned a whole bunch of new lessons, and the Goalspriing coaching program created an opportunity for those managers who just learned all of this new information about how they should be working with a direct reports how they can be prioritizing their own work to reflect in their coaching sessions. And so, We got a lot of feedback that the to the management training program and the coaching program were really complementary to one another and created a better experience than having either one separately on their own.